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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                    Under the securities Exchange Act of 1934
                               (Amendment No. 3)*


                              OraLabs Holding Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    684029200
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                Douglas B. Koff, Esq., Koff, Corn & Berger, P.C.
           303 E. 17th Ave., Ste. 940, Denver, CO 80203 (303) 861-1166
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 31, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_]

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect tot the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1746 (3-06)     Persons who respond to the collection of information
                    contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 684029200
--------------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          Gary H. Schlatter
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See
          Instructions)

          (a)     ........................................................

          (b)     ........................................................
--------------------------------------------------------------------------------
     3.   SEC Use Only....................................................
--------------------------------------------------------------------------------
     4.   Source of Funds (See Instructions) ....OO.......................
--------------------------------------------------------------------------------
     5.   Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e).............
--------------------------------------------------------------------------------
     6.   Citizenship or Place of Organization ..USA......................
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Number of          7.   Sole Voting Power..........3,629,350..............
Shares            --------------------------------------------------------------
Bene-ficially by   8.   Shared Voting Power........100,000................
Owned by          --------------------------------------------------------------
Each               9.   Sole Dispositive Power.....3,629,350..............
Reporting         --------------------------------------------------------------
Person With        10.  Shared Dispositive Power...100,000................
--------------------------------------------------------------------------------
     11.  Aggregate Amount Beneficially Owned by Each Reporting
          Person...................................3,729,350..............
--------------------------------------------------------------------------------
     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)............
--------------------------------------------------------------------------------
     13.  Percent of Class Represented by Amount in Row (11)....79.9%.....
--------------------------------------------------------------------------------
     14.  Type of Reporting Person (See Instructions)
          ..............................................IN................
          ................................................................
          ................................................................
          ................................................................
          ................................................................
          ................................................................

                  INFORMATION SHEET FOR SCHEDULE 13D

Item No.1    Security and Issuer. The class of equity securities to which this statement relates is common stock of OraLabs Holding Corp. (the
             "Company"). The principal executive offices of the Company are located at 18685 E. Plaza Drive, Parker, Colorado 80134.

Item No.2    Identity and Background. (a) Gary H. Schlatter; (b) 18685 E. Plaza
             Drive, Parker, Colorado 80134; (c) Mr. Schlatter's present principal occupation is the chief executive officer of the Company, whose principal business is the manufacture and sale of breath products and lip balm products; (d) During the last five years, Mr.
             Schlatter has not been convicted in a criminal proceeding
             (excluding traffic violations or similar misdemeanors); (e) During the last five years, Mr. Schlatter was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;
             (f) Mr. Schlatter is a citizen of the United States.

Item No.3    Source and Amount of Funds or Other Consideration. Under a Stock
             Exchange Agreement dated March 31, 2006 entered into between
             OraLabs Holding Corp., Partner Success Holdings Limited ("PSHL"), and the owners of PSHL, Mr. Schlatter agreed that if closing of the transactions contemplated in the Stock Exchange Agreement occurs, all of the shares owned by Mr. Schlatter individually in OraLabs
             Holding Corp. would be redeemed by the Company and the Company would transfer to Mr. Schlatter all of the Company's shares that it owns in its wholly-owned subsidiary, OraLabs, Inc. This Schedule
             13D is not being filed with respect to any proposed acquisition of shares of OraLabs Holding Corp. by the undersigned, but rather is being filed with respect to certain contracts described in Item 6 below.

Item No.4    Purpose of Transaction. The purpose of the proposed transaction is not for the acquisition of any securities of the Company by the undersigned. If the transactions described in the Stock Exchange
             Agreement are consummated, it would result in a reorganization of the Company under which: (i) the business of the Company would be that of PSHL rather than that of OraLabs, Inc., the Company's subsidiary, and the business previously conducted by OraLabs would be wholly-owned by Mr. Schlatter as a private company; (ii) substantially all of the assets of the Company, which is the ownership of its wholly-owned subsidiary, would be transferred to Mr. Schlatter and the Company would redeem all of the shares in the Company owned individually by Mr. Schlatter; (iii) the Company would acquire all of the assets of PSHL through its acquisition of ownership of that entity as a wholly-owned subsidiary; (iv) all existing management and board members would resign and new management and a new slate of directors would be elected who were nominated by principals of PSHL; and (v) control of the Company would change from Mr. Schlatter to the PSHL principals, or their designees, who will acquire 94% of the outstanding shares of the Company. The Company's common stock will cease to be listed on the NASDAQ Capital Market unless a new listing application is approved by the closing date.

Item No.5    Interest in Securities of the Issuer. (a) The aggregate number of securities owned by Mr. Schlatter is 3,729,350, which comprises approximately 79.9% of the common stock of the Company and which includes 100,000 shares held in The Schlatter Family Partnership, of which Mr. Schlatter and his wife, Suzan M. Schlatter, are general partners; (b) Mr. Schlatter has the sole power to vote and to direct the vote of all of the securities being reported upon, except for the 100,000 shares in The Schlatter Family Partnership.
             Ms. Schlatter resides at 4904 South Elizabeth Circle, Englewood,
             Colorado 80113. She is an employee of OraLabs, Inc. During the last five years, Ms. Schlatter has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
             During the last five years, Ms. Schlatter was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
             Ms. Schlatter is a citizen of the United States. Mr. Schlatter disclaims any beneficial interest in securities of the Company titled in his spouse's name and in her capacity as a general partner of The Schlatter Family Partnership, and the filing of this schedule shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or otherwise, the beneficial owner of such securities; (c) Mr. Schlatter did not engage in any other transactions in the class of securities reported on during the past
             60 days; (d) none; (e) not applicable.

Item No.6    Contracts, Arrangements, Understandings or Relationships with
             Respect to Securities of the Issuer. The Stock Exchange Agreement described above constitutes a contract and arrangement under which Mr. Schlatter has agreed to vote his shares in favor of the transactions contemplated by that Agreement, and specifically but not as a limitation, Mr. Schlatter agrees to vote in favor of the transactions under which OraLabs will acquire the business of PSHL, issue shares to PSHL principals (or their designees) in an amount equal to 94% of all outstanding shares of the Company, redeem all of the shares of the Company owned individually by Mr. Schlatter, and transfer ownership of the Company's wholly-owned subsidiary to Mr. Schlatter. A Stock Exchange Agreement dated February 23, 2005 between the Company, NVC Lighting Investment Holdings Limited and others was terminated on November 9, 2005.

Item No.7    Materials to be Filed as Exhibits. The Stock Exchange Agreement
             entered into between the Company, PSHL, and PSHL Shareholders, and consented to by OraLabs, Inc. and the undersigned, dated March 31, 2006, is attached hereto as Exhibit 1.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 10, 2006
                                              By: /s/ Gary H. Schlatter
                                                  ---------------------
                                                  Gary H. Schlatter

                                    EXHIBIT 1

                           (STOCK EXCHANGE AGREEMENT)

THE SECURITIES TO BE ISSUED BY ORALABS HOLDING CORP. ("ORALABS") UNDER THIS STOCK EXCHANGE AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND WILL BE ISSUED IN RELIANCE UPON REGULATION S AND OTHER EXEMPTIONS UNDER THE SECURITIES ACT. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR INADEQUACY OF THIS STOCK EXCHANGE AGREEMENT AND OTHER RELATED DOCUMENTS. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                            STOCK EXCHANGE AGREEMENT

         THIS STOCK EXCHANGE AGREEMENT (hereinafter referred to as this "Agreement"), is entered into as of this 31st day of March 2006, by and among OraLabs Holding Corp., a Colorado corporation ("OraLabs"); Partner Success Holdings Limited, a British Virgin Islands international business company ("PSHL"), and each of the shareholders of PSHL ( the "Shareholders").

                                    RECITALS

         A. OraLabs is presently a registered public company with the United States Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (Commission File No. 000-23039).

         B. The Shareholders own all 50,000 of the issued and outstanding ordinary shares of PSHL (the "PSHL Stock").

         C. The Shareholders have agreed to transfer to OraLabs, and OraLabs has agreed to acquire the PSHL Stock from the Shareholders in exchange (the "Stock Exchange") for the number of shares of OraLabs $0.001 par value common stock (the "OraLabs Stock") that represents ninety-four percent (94%) of the total fully diluted issued and outstanding shares of OraLabs common stock calculated after giving effect to the OraLabs Redemption (as defined below), the issuance of 300,000 shares to the non-employee directors prior to the Closing, as described in Section 6.4 of this Agreement, and the exercise of any options prior to the Closing Date, subject to and pursuant to the terms and conditions set forth in this Agreement.

         D. Immediately following the Closing (defined in Section 2.3) of the Stock Exchange, OraLabs will redeem all 3,629,350 shares of OraLabs common stock owned by Gary H. Schlatter in his individual name in exchange for the issuance to Gary Schlatter of all 100 shares of OraLabs, Inc. $0.001 par value common stock (the "OraLabs Redemption"). The OraLabs Redemption will be affected pursuant to the terms and conditions of the OraLabs Redemption Agreement.

         E. PSHL will become a wholly-owned subsidiary of OraLabs upon closing of the Stock Exchange.

         NOW THEREFORE, for and in consideration of the mutual covenants and agreements stated in the Recitals (which are incorporated herein) and as hereinafter set forth and the mutual benefits to the Parties to be derived herefrom, it is hereby agreed as follows:

                                    ARTICLE I
                                   DEFINITIONS

         In addition to terms defined elsewhere in this Agreement, the following terms when used in this Agreement shall have the meanings indicated below:

         "Affiliate" shall mean with respect to a specified Person, any other Person which, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with such Person, and without limiting the generality of the foregoing, includes, with respect to a Person (a) any other Person which beneficially owns or holds ten percent (10%) or more of any class of voting securities or other securities convertible into voting securities of such Person or beneficially owns or holds ten percent (10%) or more of any other equity interests in such Person, (b) any other Person with respect to which such Person beneficially owns or holds ten percent (10%) or more of any class of voting securities or other securities convertible into voting securities of such Person, or owns or holds ten percent (10%) or more of the equity interests of the other Person, and (c) any director or senior officer of such Person. For purposes of this definition, the term "control" (including, with correlative meanings, the terms "controlled by" and "under common control with"), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

         "Agreement" shall mean this Stock Exchange Agreement together with all exhibits and schedules referred to herein, which exhibits and schedules are incorporated herein and made a part hereof.

         "Certificates" shall have the meaning set forth in Section 2.1.

         "Closing" shall have the meaning set forth in Section 2.3.

         "Closing Date" shall mean the date that the Closing takes place.

         "Environmental Laws" shall mean all laws, regulations and other federal, state or local governmental requirements, and all applicable judgments, orders, writs, notices, decrees, permits, licenses, approvals, consents or injunctions relating to the generation, management, handling, transportation, treatment, disposal, storage, delivery, discharge, release or emission of any waste, pollutant or toxic or hazardous substance (including, without limitation, asbestos, radioactive material and pesticides).

         "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

         "Knowledge" shall mean, in the case of any Person who is an individual, knowledge that a reasonable individual under similar circumstances would have after such reasonable investigation and inquiry as such reasonable individual would under such similar circumstances make, and in the case of a Person other than an individual, the knowledge that a senior officer, director or manager of such Person, or any other Person having responsibility for the particular subject matter at issue of such Person, would have after such reasonable investigation and inquiry as such senior officer, director, manager or responsible Person would under such similar circumstances make.

         "Material Adverse Effect" shall mean any event or condition of any character which has had or could reasonably be expected to have a material adverse effect on the condition (financial or otherwise), results of operations, assets, liabilities, properties, or business of PSHL, the PSHL Subsidiary, OraLabs or the OraLabs Subsidiaries, as applicable.

         "OraLabs Common Stock" shall mean the shares of OraLabs $0.001 par value per share common stock.

         "OraLabs Contracts" shall have the meaning set forth in Section 5.18.

         "OraLabs Exchange Documents" shall have the meaning set forth in
Section 5.2.

         "OraLabs Financial Statements" shall mean all of the financial statements included in the SEC Reports filed with the SEC since December 31, 2002.

         "OraLabs Redemption" shall have the meaning set forth in the recitals.

         "OraLabs Stock" shall have the meaning set forth in the recitals.

         "OraLabs Subsidiaries" shall mean OraLabs, Inc. and O.H. Sub Corp.

         "Ordinary Course of Business" shall mean the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

         "Parties" shall mean OraLabs and the OraLabs Subsidiaries and PSHL and the PSHL Subsidiary.

         "Person" shall mean any natural person, corporation, unincorporated organization, partnership, association, limited liability company, joint stock company, joint venture, trust or government, or any agency or political subdivision of any government or any other entity.

         "PSHL Exchange Documents" shall have the meaning set forth in Section 3.2.

         "PSHL Financial Statements" shall mean PSHL and the PSHL Subsidiary's
(i) consolidated audited balance sheets at June 30, 2005 and 2004, and the related audited consolidated statements of operations, stockholders' equity and cash flows for the years ended June 30, 2005 and 2004, together with notes to such statements and the opinion of Murrell, Hall, McIntosh & Company, PLLP and Henny Wee & Co., independent certified public accountants, with respect thereto and (ii) unaudited consolidated balance sheets, statements of operations, stockholders' equity and cash flows for the half year ended December 31, 2005 and any other such unaudited consolidated balance sheets and statements and pro forma information that PSHL delivers to OraLabs prior to the Closing.

         "PSHL Contracts" - shall have the meaning set forth in Section 3.14.

         "PSHL Schedules" shall mean each of the schedules from PSHL attached hereto and incorporated herein to this Agreement.

         "PSHL Stock" shall have the meaning set forth in the recitals.

         "PSHL Subsidiary" shall mean Shanghai Chengtong Precision Strip Co., Limited. When official approval for the transformation of Shanghai Tuorong Precision Strip Co., Limited, organized in Shanghai, in the People's Republic of China, is obtained, Shanghai Tuorong Precision Strip Co., Limited into a foreign investment enterprise, which will become a subsidiary of PSHL and will thereafter be included in the term "PSHL Subsidiary".

         "PSHL Tax Returns" has the meaning set forth in Section 3.7.

         "SEC" shall mean the United States Securities and Exchange Commission.

         "SEC Reports" shall mean the Forms 10-KSB, 10-QSB, 8-K, proxy statements, S-8 and other SEC filings required by the Exchange Act and Securities Act which have been filed by OraLabs with the SEC for the period beginning on January 1, 2002 and ending at the Closing Date.

         "Securities Act" shall mean the Securities Act of 1933, as amended.

         "Stock Exchange" shall have the meaning set forth in the recitals.

         The words "hereof", "herein" and "hereunder" and the words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The terms defined in the singular shall have a comparable meaning when used in the plural and vice versa.

                                   ARTICLE II
                                PLAN OF EXCHANGE

         2.1 The Stock Exchange. At the Closing (as defined in Section 2.3 below),

                  (a) the Shareholders hereby agree to assign, transfer, and deliver to OraLabs, free and clear of all liens, pledges, encumbrances, charges, restrictions, or claims of any kind, nature, or description, each certificate or certificates which represents the PSHL Stock (the "Certificates"), duly endorsed for transfer to OraLabs or accompanied by stock powers executed in blank by the Shareholders.

                  (b) OraLabs agrees to acquire the PSHL Stock and shall at the Closing issue and deliver in exchange therefor the OraLabs Stock. The OraLabs Stock will be issued to the Shareholders and their designees in the names and denominations as set forth on Schedule 2.1 hereto. The OraLabs Stock shall be issued with a restrictive legend as set forth in
         Section 4.2 of this Agreement.

                  (c) Any fractional shares that will result due to such distribution will be rounded up to the next highest whole number.

                  (d) As a result of the Stock Exchange, PSHL will become a wholly-owned subsidiary of OraLabs and the Shareholders and their designees will own ninety-four percent (94%) of the then fully diluted issued and outstanding common stock of OraLabs after giving effect to the OraLabs Redemption and the issuance of shares pursuant to the exercise of any options prior to the Closing Date.

         2.2 Anti-Dilution. The number of shares of OraLabs Stock shall be appropriately adjusted to take into account any stock split, stock dividend, reverse stock split, recapitalization, or similar change in the OraLabs common stock which may occur between the date of the execution of this Agreement and the Closing, provided that the redemption shall not require any adjustment.

         2.3. Time and Place of Closing. The Closing means the completion of the Stock Exchange. The Closing of the Stock Exchange will take place at 10:00 A.M. on the date (the "Closing Date") following the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the transactions contemplated hereby as set forth in Articles IX and X (other than conditions with respect to actions the respective parties will take at the Closing itself). Immediately following the Closing, the following transactions will also be completed on the Closing Date: the OraLabs Redemption will occur, the directors of OraLabs will resign and the new directors listed in Section 6.4(a) below will begin serving as the directors of OraLabs. It is the intent of the Parties that the Closing shall be within forty-five days after the mailing date of the
Schedule 14A Proxy Statement to the shareholders of OraLabs after it has been cleared by the SEC, unless extended in writing by the Parties. The Closing shall be held at the offices of Koff, Corn & Berger, P.C., 303 E. 17th Street, Suite 940, Denver, Colorado 80263, or at such other location or time as may be mutually agreed upon by the Parties. Notwithstanding the foregoing, if this Agreement does not close by October 15, 2006, either party may terminate this Agreement as set forth in Section 11.1(e) of this Agreement.

         2.4 Closing Events. At the Closing, each of the respective Parties hereto shall execute, acknowledge, and deliver (or shall cause to be executed, acknowledged, and delivered) any and all stock certificates, officers' certificates, opinions, financial statements, schedules, agreements, resolutions, rulings, or other instruments required by this Agreement to be so delivered at or prior to the Closing, together with such other items as may be reasonably requested by the parties hereto and their respective legal counsel in order to effectuate or evidence the transactions contemplated hereby. If agreed to by the parties, the Closing may take place through the exchange of documents by fax, email and/or express courier.

                                   ARTICLE III
                     REPRESENTATIONS AND WARRANTIES OF PSHL

         As an inducement to enter into this Agreement and to consummate the transactions contemplated hereby, and to obtain the reliance of OraLabs, PSHL represents and warrants to OraLabs as follows:

         3.1 Organization. PSHL is a British Virgin Islands international business company duly organized, validly existing and in good standing under the laws of the British Virgin Islands. Attached hereto as Schedule 3.1 are true, correct and complete copies of PSHL's Memorandum and Articles of Association, as amended and in effect on the date hereof. PSHL owns 100% of the equity of the PSHL Subsidiary. PSHL has the power and is duly authorized, qualified, franchised, and licensed under all applicable laws, regulations, ordinances, and orders of public authorities to own all of its properties and assets and to carry on its business in all material respects as it is now being conducted, including qualification to do business as a foreign corporation in jurisdictions in which the character and location of the assets owned by it or the nature of the business transacted by it requires qualification, except where the failure to so qualify would not have a Material Adverse Effect on PSHL.

         3.2 Authorization; Enforceability. The execution, delivery and performance of this Agreement by PSHL and all other agreements to be executed, delivered and performed by PSHL pursuant to this Agreement (collectively, the "PSHL Exchange Documents") and the consummation by PSHL of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of PSHL. This Agreement and the PSHL Exchange Documents have been duly executed and delivered by PSHL and constitute the legal, valid and binding obligation of PSHL, enforceable in accordance with their respective terms, except to the extent that their enforcement is limited by bankruptcy, insolvency, reorganization or other laws relating to or affecting the enforcement of creditors' rights generally and by general principles of equity.

         3.3 No Violation or Conflict. The execution and delivery of this Agreement (i) does not, and the consummation of the transactions contemplated by this Agreement in accordance with the terms hereof will not, violate any provision of PSHL's Memorandum and Articles of Association and (ii) will not result in the breach of any term or provision of, or constitute an event of default under, any material indenture, mortgage, deed of trust, or other material contract, agreement, or instrument to which PSHL and the PSHL Subsidiary, are parties or to which any of their properties or operations are subject, other than instruments or agreements as to which consent shall have been obtained at or prior to the Closing.

         3.4 Capitalization. The authorized capitalization of PSHL consists solely of 50,000 shares of ordinary stock, par value $1.00, of which 50,000 ordinary shares are issued and outstanding. All issued and outstanding shares of PSHL are owned by the Shareholders and are legally issued, fully paid, and non-assessable and were not issued in violation of the pre-emptive or other rights of any person.

         3.5 Options or Warrants. There are no existing options, warrants, calls, or commitments of any character relating to the issuance of PSHL Stock.

         3.6 Consents of Governmental Authorities and Others. To the Knowledge of PSHL, other than in connection with the provisions of the British Virgin Islands International Business Companies Act, the Exchange Act, and the Securities Act, no consent, approval, order or authorization of, or registration, declaration, qualification or filing with any federal, state or local governmental or regulatory authority, or any other Person, is required to be made by PSHL in connection with the execution, delivery or performance of this Agreement by PSHL or the consummation by PSHL of the transactions contemplated hereby, excluding the execution, delivery and performance of this Agreement by OraLabs.

         3.7 Taxes.

                  (a) PSHL and the PSHL Subsidiary have filed, as appropriate, all national, province, and local income tax returns (collectively the "PSHL Tax Returns") required to be filed from inception to the date hereof and all taxes have been paid when due. None of the PSHL Tax Returns have been audited by any government or taxing authority in the British Virgin Islands, the Peoples' Republic of China or by any other regulatory authority. Each of the PSHL Tax Returns reflect the taxes due for the period covered thereby, except for amounts which in the aggregate are immaterial.

                  (b) PSHL and the PSHL Subsidiary do not owe any unpaid national, province, county, local, or other taxes (including any deficiencies, interest, or penalties), except for taxes accrued but not yet due and payable, for which PSHL and the PSHL Subsidiary may be liable in their own right or as a transferee of the assets of, or as a successor to, any other corporation or entity. Furthermore, except as accruing in the Ordinary Course of Business, PSHL and the PSHL Subsidiary do not owe any past due accrued and unpaid taxes.

                  (c) PSHL and the PSHL Subsidiary acknowledge and agree that they are relying solely upon their own analysis of the tax consequences to them and to OraLabs upon completion of the transactions contemplated by this Agreement and are not relying upon OraLabs or any of its officers, directors, attorneys or agents with respect thereto.

         3.8 No Material Contingent Liabilities. Except as set forth on Schedule 3.8, PSHL and the PSHL Subsidiary have no material contingent liabilities, direct or indirect, matured or unmatured, contingent or otherwise. PSHL and the PSHL Subsidiary have no Knowledge of any circumstances, events or arrangements which have occurred that may hereafter give rise to any material contingent liabilities of PSHL or the PSHL Subsidiary.

         3.9 Information. The information concerning PSHL and the PSHL Subsidiary set forth in this Agreement and in the PSHL schedules and exhibits attached hereto and incorporated herein by this reference are complete and accurate in all material respects and do not contain any untrue statement of a material fact or omit to state a material fact required to make the statements made, in light of the circumstances under which they were made, not misleading. All English translations and English summaries of documents provided by PSHL under this Agreement that were originally in a language other than English are accurate summaries or translations of the original documents.

         3.10 Absence of Certain Changes or Events. Except as set forth in this Agreement or Schedule 3.10, since December 31, 2005,

                  (a) there has not been

                  (i) any change that would have a Material Adverse Effect in the business, operations, properties, assets, or financial condition of PSHL and the PSHL Subsidiary; or

                  (ii) any damage, destruction, or loss to PSHL and the PSHL Subsidiary (whether or not covered by insurance) that would have a Material Adversely Effect on the business, operations, properties, assets, or financial condition of PSHL and the PSHL Subsidiary;

                  (iii) any waiver of rights of value which in the aggregate are material considering the business of PSHL and the PSHL Subsidiary;

                  (b) PSHL and the PSHL Subsidiary have not

                        (i) borrowed or agreed to borrow any funds or incurred, or become subject to, any material obligation or liability (absolute or contingent) not otherwise in the Ordinary Course of Business, and except for capital raised by issuance of debt or equity in a private placement or other capital raising transaction deemed advisable by PSHL;

                        (ii) paid any material obligation or liability not otherwise in the Ordinary Course of Business (absolute or contingent) other than current liabilities reflected in or shown on PSHL's consolidated balance sheet dated December 31, 2005, and current liabilities incurred since that date in the Ordinary Course of Business and professional and other fees and expenses incurred in connection with the preparation of this Agreement and the consummation of the transactions contemplated hereby;

                        (iii) sold or transferred, or agreed to sell or transfer, any of its assets, properties, or rights not otherwise in the Ordinary Course of Business (except assets, properties, or rights not used or useful in its business which, in the aggregate have a value of less than $250,000), or canceled, or agreed to cancel, any debts or claims (except debts or claims which in the aggregate are of a value of less than $250,000);

                        (iv) made or permitted any amendment or termination of any contract, agreement, or license to which they are a party not otherwise in the Ordinary Course of Business if such amendment or termination is material, considering the business of PSHL and the PSHL Subsidiary;

                        (v) issued, delivered, or agreed to issue or deliver any stock, bonds or other corporate securities including debentures (whether authorized and unissued or held as treasury stock); or

                        (vi) to their Knowledge, become subject to any law or regulation which materially and adversely affects, or in the future may adversely affect, the business, operations, properties, assets, or financial condition of PSHL and the PSHL Subsidiary.

         3.11 Title and Related Matters.

                  (a) Except as set forth on Schedule 3.11(a), PSHL and the PSHL Subsidiary have a valid leasehold interest in their land use rights, inventory, interests in the land use rights and buildings thereon, and assets, real and personal, which will be reflected in the most recent PSHL condensed consolidated balance sheet dated December 31, 2005 (except properties, interests in properties, and assets sold or otherwise disposed of since such date in the Ordinary Course of Business), free and clear of all liens, pledges, charges, or encumbrances except:

                    (i) as such assets may be affected by laws of the British Virgin Islands and The People's Republic of China;

                    (ii) statutory liens or claims not yet delinquent;

                   (iii) such imperfections of title and easements as do not
                         and will not materially detract from or interfere with the present or proposed use of the properties subject thereto or affected thereby or otherwise materially impair present business operations on such properties; and

                  (b) Except as set forth on Schedule 3.11(b), PSHL and the PSHL Subsidiary own, free and clear of any liens, claims, encumbrances, royalty interests, or other restrictions or limitations of any nature whatsoever, any and all properties it is currently constructing and all procedures, techniques, marketing plans, business plans, methods of management, or other information utilized in connection with PSHL and the PSHL Subsidiary; and no third party has any right to, and PSHL and the PSHL Subsidiary have not received any written notice of infringement of or conflict with asserted rights of others with respect to any product, technology, data, trade secrets, know-how, proprietary techniques, trademarks, service marks, trade names, or copyrights which, singly or in the aggregate, if the subject of an unfavorable decision, ruling, or finding, would have a Material Adverse Effect on the business, operations, financial condition, income, or business prospects of PSHL and the PSHL Subsidiary.

         3.12 Litigation and Proceedings. Except as set forth on Schedule 3.12, there are no actions, suits, proceedings, or investigations pending or, to the knowledge of PSHL, threatened in writing by or against PSHL and the PSHL Subsidiary, or affecting PSHL and the PSHL Subsidiary, or their properties, at law or in equity, before any court or other governmental agency or instrumentality, domestic or foreign, or before any arbitrator of any kind.

         3.13. Brokers. Except for compensation to Belmont Capital Group Limited, PSHL has not employed any broker or finder, nor has it nor will it incur directly or indirectly, any broker's, finder's, investment banking or similar fees, commissions or expenses in connection with the transactions contemplated by this Agreement or the PSHL Exchange Documents.

         3.14 Contracts.

                  (a) Attached hereto as Schedule 3.14, are all material contracts, agreements, franchises, license agreements, or other commitments to which PSHL and the PSHL Subsidiary, are parties or by which they or any of their assets, products, technology, or properties are bound (the "PSHL Contracts");

                  (b) the PSHL Contracts are valid and enforceable by PSHL and the PSHL Subsidiary in all respects, except as limited by bankruptcy and insolvency laws and by other laws affecting the rights of creditors generally;

                  (c) to their Knowledge, neither PSHL nor the PSHL Subsidiary are in default in any material respect under the terms of any outstanding contract, agreement, lease, or other commitment which is material to the business, operations, properties, assets, or financial condition of PSHL and the PSHL Subsidiary; and

                  (d) to their Knowledge, neither PSHL nor the PSHL Subsidiary are obligated or under any liability to make any payments by way of royalties, fees or otherwise to any owner or licensor of, or other claimant to, any patent, trademark, trade name, copyright or other intangible asset with respect to the use thereof, in connection with the conduct of its business or otherwise.

         3.15 Compliance With Laws and Regulations. To their Knowledge, PSHL and the PSHL Subsidiary: (i) have complied with all applicable statutes and regulations of any national, province, county, or other governmental entity or agency thereof, except to the extent that noncompliance would not have a Material Adverse Effect on the business, operations, properties, assets, or financial condition of PSHL and the PSHL Subsidiary, or except to the extent that noncompliance would not result in the incurrence of any material liability for PSHL or the PSHL Subsidiary, (ii) are not in any default on its part with respect to any judgment, order, writ, injunction, decree, award, rule, or regulation of any court, arbitrator, or governmental agency or instrumentality, and management has no Knowledge of any circumstances which, after reasonable investigation, would result in the discovery of such a default, (iii) are not and will not be infringing on or otherwise acting adversely to the rights of any person under or in respect of any patent, trademark, service mark, trade name, copyright, license, franchise, permission or other intangible right, and (iv) have not received written notice of any conditions which may reasonably be expected to materially interfere with or adversely affect their compliance with any Environmental Laws.

         3.16 Approval of Agreement. The board of directors of PSHL has authorized the execution and delivery of this Agreement by PSHL and has approved this Agreement and the transactions contemplated hereby.

         3.17 Material Transactions or Affiliations. Set forth on Schedule 3.17, is a brief description or summary of every material contract, agreement, or arrangement between PSHL and the PSHL Subsidiary, and any predecessor and any person who was at the time of such contract, agreement, or arrangement an officer, director, or person owning of record, or known by PSHL to own beneficially, 10% or more of the issued and outstanding PSHL Stock and which is to be performed in whole or in part after the date hereof or which was entered into not more than three years prior to the date hereof. In all of such transactions, the amount paid or received, whether in cash, in services, or in kind, is, had been during the full term thereof, and is required to be paid during the unexpired portion of the term thereof, no less favorable to PSHL and the PSHL Subsidiary, than terms available from otherwise unrelated parties in arm's length transactions. Except as set forth on Schedule 3.17, no officer, director, or 10% shareholder of PSHL has any material interest, direct or indirect, in any material transaction with PSHL or the PSHL Subsidiary. There are no written commitments by PSHL and the PSHL Subsidiary to lend any funds to, borrow any money from, or enter into any other material transaction with, any such affiliated person.

         3.18 Listing of OraLabs Common Stock. PSHL acknowledges that the current listing of the OraLabs Common Stock on the NASDAQ Capital Market will cease upon the occurrence of the Closing unless PSHL chooses to submit a new listing application and such application is approved prior to Closing. PSHL agrees that it will be solely responsible for the filing of any such new listing application and that even if PSHL submits the new listing application as soon as possible after the date of this Agreement, there can be no assurance that approval by NASDAQ will occur prior to Closing. PSHL agrees that the continued listing of the OraLabs Common Stock on the NASDAQ Capital Market or on any other exchange is not a condition to PSHL's closing of the transactions contemplated by this Agreement.

                                   ARTICLE IV
                       REPRESENTATIONS AND WARRANTIES OF
                                THE SHAREHOLDERS

         As an inducement to, and to obtain reliance of OraLabs, each of the Shareholders represent and warrant to OraLabs as follows:

         4.1 Ownership of PSHL Shares. The Shareholders, with respect to the PSHL Stock owned by them, are the legal and beneficial owners of the number and percentage of PSHL Stock set forth on Schedule 2.1 of this Agreement, free and clear of any claims, charges, equities, liens, security interests, and encumbrances whatsoever, and the Shareholders have full rights, powers, and authority to transfer, assign, convey, and shall deliver the PSHL Stock held by such Shareholders to OraLabs at the Closing with good and marketable title to such stock free and clear of any claims, charges, equities, liens, security interests, and encumbrances whatsoever.

         4.2 Restricted Stock. The Shareholders understand that the OraLabs Stock to be acquired pursuant to this Agreement has not been registered under the Securities Act with the SEC, and is being issued in reliance upon the exemption from the registration requirements thereof afforded by Regulation S and/or other exemptions under the Securities Act, or with any state securities commission or agency. The Shareholders agree and acknowledge that OraLabs will issue stop transfer instructions to its registrar and transfer agent prohibiting the transfer of the OraLabs Stock delivered under this Agreement. The Shareholders and their designees understand that the OraLabs Stock to be issued to them will have the following restrictive legend or similar legend affixed thereto:

         "These Shares have not been registered under the Securities Act of 1933 (the "Securities Act"), and have been issued pursuant to an exemption pursuant to Regulation S under the Securities Act. Until one year after the date of purchase, no amount of the Shares may be offered, sold, or transferred to any U.S. Person and no hedging transactions involving these securities may be conducted during this period. Offers, sales, or transfers in the U.S. or to a U.S. person (as defined in Regulation S promulgated under the Securities Act) or for the account and benefit of a U.S. person are not permitted, except as provided in said Regulation S, unless the Shares are registered under the Securities Act or an exemption from such registration under the Securities Act is applicable."

         4.3 Citizenship and Residency. Each of the Shareholders are citizens and residents of The People's Republic of China, and are not United States Persons within the meaning of Rule 902(a) of Regulation S.

         4.4 Restrictions on Transfer. The Shareholders agree that the OraLabs Stock acquired by the Shareholders and/or by them pursuant to this Agreement shall not be voluntarily sold, transferred or otherwise disposed of in the United States or to any U.S. Person except pursuant to the United States securities laws or by registration of the OraLabs Stock under the Securities Act and any applicable state securities laws.

         4.5 Transfers. The Shareholders understand that any disposition of the OraLabs Stock in violation of this Agreement shall be null and void. No transfer of the OraLabs Stock shall be made by OraLabs' registrar and transfer agent upon OraLabs' transfer books or records unless there has been compliance with the terms of this Agreement, including the above provisions. The Shareholders agree to indemnify and hold OraLabs and OraLabs, Inc. harmless from and against liabilities, claims, damages and expenses (including reasonable attorneys fees) that may result from or arise out of any disposition thereof in violation of this Agreement.

         4.6 Non-U.S. Transactions. In connection with the transactions that are the subject of this Agreement, the Shareholders acknowledge that offers respecting the sale of the OraLabs Shares directed by OraLabs were received outside of the United States and that the Shareholders have not and are not engaged in or directed any unsolicited offers to buy the OraLabs Stock into the United States or to any United States person.

         4.7 Investment Intent. The Shareholders are acquiring the OraLabs Stock only for their own account and not on behalf of any United States person, and no sale by the Shareholders has been pre-arranged with any prospective buyer in the United States.

         4.8 Taxes. The Shareholders acknowledge and agree that they are relying solely upon their own analysis of the tax consequences to them upon completion of the transactions contemplated by this Agreement and are not relying upon OraLabs or any of its officers, directors, attorneys or agents with respect thereto.

                                    ARTICLE V
                    REPRESENTATIONS AND WARRANTIES OF ORALABS

         As an inducement to, and to obtain the reliance of PSHL and the Shareholders, OraLabs and the OraLabs Subsidiaries represent and warrant to PSHL and the Shareholders as follows:

         5.1 Organization. OraLabs is a corporation duly organized, validly existing, and in good standing under the laws of the State of Colorado. Attached hereto as Schedule 5.1 are complete and correct copies of the Articles of Incorporation and all amendments thereto and the Bylaws of OraLabs, and all amendments thereto, as in effect on the date hereof. OraLabs owns 100% of the issued and outstanding shares of the OraLabs Subsidiaries. OraLabs has the corporate power and is duly authorized, qualified, franchised, and licensed under all applicable laws, regulations, ordinances, and orders of public authorities to own all of its properties and assets and to carry on its business in all material respects as it is now being conducted, and there is no jurisdiction in which it is not qualified in which the character and location of the assets owned by it or the nature of the business transacted by it requires qualification, except where the failure to so qualify would not have a Material Adverse Effect on OraLabs.

         5.2 Authorization; Enforceability. The execution, delivery and performance of this Agreement by OraLabs and the OraLabs Exchange Documents to be executed, delivered and performed by OraLabs pursuant to this Agreement and the consummation by OraLabs of the transactions contemplated hereby and thereby, including but not limited to the OraLabs Redemption, have been duly authorized by all requisite corporate action on the part of OraLabs. This Agreement and the OraLabs Exchange Documents and the documents evidencing the OraLabs Redemption have been duly executed and delivered by OraLabs and constitute the legal, valid and binding obligation of OraLabs, enforceable in accordance with their respective terms, except to the extent that their enforcement is limited by bankruptcy, insolvency, reorganization or other laws relating to or affecting the enforcement of creditors' rights generally and by general principles of equity.

         5.3 No Violation or Conflict. The execution and delivery of this Agreement (i) does not, and the consummation of the transactions contemplated by this Agreement in accordance with the terms hereof will not, violate any provision of OraLabs' Articles of Incorporation or Bylaws and (ii) will not result in the breach of any term or provision of, or constitute an event of default under, any material indenture, mortgage, deed of trust, or other material contract, agreement, or instrument to which OraLabs or the OraLabs Subsidiaries are a party or to which any of their properties or operations are subject, other than instruments or agreements as to which consent shall have been obtained at or prior to the Closing.

         5.4 Capitalization. OraLabs' authorized capitalization includes 25,000,000 shares of common stock, par value $0.001, of which 4,693,015 shares are issued and outstanding as of the date of this Agreement (plus shares that may be issued upon exercise of options described in Schedule 5.11 and the shares to be issued to non-employee directors prior to the Closing Date as described in
Section 6.4 below). All presently issued and outstanding shares are legally issued, fully paid, and non-assessable and not issued in violation of the pre-emptive or other rights of any person. OraLabs authorized capitalization includes 1,000,000 shares of preferred stock, $.001 par value, of which no preferred shares are issued and outstanding.

         5.5 Subsidiaries. Except OraLabs, Inc. and O.H. Sub Corp., OraLabs does not have any subsidiaries and does not own, beneficially or of record, any shares of any other corporation.

         5.6 Consents of Governmental Authorities and Others. To the Knowledge of OraLabs, other than in connection with the provisions of the provisions of the Colorado Business Corporation Act, the Exchange Act, and the Securities Act, no consent, approval, order or authorization of, or registration, declaration, qualification or filing with any federal, state or local governmental or regulatory authority, or any other Person, is required to be made by OraLabs or the OraLabs Subsidiaries in connection with the execution, delivery or performance of this Agreement by OraLabs or the consummation by OraLabs of the transactions contemplated hereby, excluding the execution, delivery and performance of this Agreement by PSHL.

         5.7 Financial Statements. Attached hereto as Schedule 5.7 are the OraLabs' Financial Statements. The OraLabs' Financial Statements (a) have been prepared in accordance with the books of account and records of OraLabs; (b) fairly present, and are true, correct and complete statements in all material respects of OraLabs' financial condition and the results of its operations at the dates and for the periods specified in those statements; and (c) have been prepared in accordance with GAAP consistently applied with prior periods. OraLabs did not have as of the date of any such OraLabs' balance sheet, except as and to the extent reflected or reserved against therein, any liabilities or obligations (absolute or contingent) which should be reflected in a balance sheet or the notes thereto prepared in accordance with GAAP, and all assets reflected therein are properly reported and present fairly the value of the assets of OraLabs, in accordance with GAAP. The statements of operations, stockholders' equity, and cash flow reflect fairly the information required to be set forth therein by GAAP.

         5.8 Taxes.

                  (a) OraLabs and the OraLabs Subsidiaries have filed all federal, state, or local income tax returns (the "OraLabs Tax Returns") required to be filed them from inception to the date hereof and all taxes have been paid when due. None of the OraLabs Tax Returns have been examined by the Internal Revenue Service or any state regulatory authority. Each of the OraLabs' Tax Returns reflect the taxes due for the period covered thereby, except for amounts which, in the aggregate, are immaterial.

                  (b) OraLabs and the OraLabs Subsidiaries have no liabilities with respect to the payment of any federal, state, county, local, or other taxes (including any deficiencies, interest, or penalties), except for taxes accrued but not yet due and payable. Furthermore, except as accruing in the Ordinary Course of Business, OraLabs and the OraLabs Subsidiaries do not owe any past due accrued and unpaid taxes.

                  (c) OraLabs and the OraLabs Subsidiaries acknowledge and agree that they are relying solely upon their own analysis of the tax consequences to them upon completion of the transactions contemplated by this Agreement and are not relying upon the Shareholders, PSHL or any of its officers, directors, attorneys or agents with respect thereto.

         5.9 No Material Contingent Liabilities. Except as set forth in Schedule 5.9, OraLabs and the OraLabs Subsidiaries have no material contingent liabilities, direct or indirect, matured or unmatured, contingent or otherwise. OraLabs and the OraLabs Subsidiaries have no Knowledge of any circumstances, conditions, events or arrangements which have occurred that may hereafter give rise to any material contingent liabilities of OraLabs resulting from or relating to the OraLabs Subsidiaries. Notwithstanding the previous sentence, OraLabs is not liable for any liability, obligation, or claim of the OraLabs Subsidiaries or that may be made against the OraLabs Subsidiaries under any guaranty, indemnity or otherwise, whether direct or indirect, matured or unmatured, contingent or otherwise.

         5.10 Information. The information concerning OraLabs and the OraLabs Subsidiaries set forth in this Agreement and the OraLabs schedules and exhibits attached hereto and any other documents incorporated herein by reference are and will be complete and accurate in all material respects and do not contain any untrue statement of a material fact or omit to state a material fact required to make the statements made, in light of the circumstances under which they were made, not misleading.

         5.11 Options or Warrants. Except as set forth in Schedule 5.11, there are no outstanding (a) securities or instruments convertible into or exercisable for any of the capital stock or other equity interests of OraLabs or the OraLabs Subsidiaries; (b) options, warrants, subscriptions, puts, calls, or other rights to acquire capital stock or other equity interests of OraLabs or the OraLabs Subsidiaries; or (c) commitments, agreements or understandings of any kind, including employee benefit arrangements, relating to the issuance or repurchase by OraLabs or the OraLabs Subsidiaries of any capital stock or other equity interests of OraLabs or the OraLabs Subsidiaries, or any instruments convertible or exercisable for any such securities or any options, warrants or rights to acquire such securities. All outstanding stock options and warrants, and any other convertible securities, if any, not exercised prior to the Closing Date, will be terminated and cancelled as of the Closing Date.

         5.12 Absence of Certain Changes or Events. Except as set forth in
Schedule 5.12, since December 31, 2005:

                  (a) there has not been (i) any change in the business, operations, properties, assets, or financial condition of OraLabs and the OraLabs Subsidiaries (whether or not covered by insurance) which would a Material Adverse Effect upon the business, operations, properties, assets, or financial condition of OraLabs and the OraLabs Subsidiaries;

                  (b) OraLabs and the OraLabs Subsidiaries have not (i) amended their respective Certificate of Incorporation or Bylaws; (ii) declared or made, or agreed to declare or make any payment of dividends or distributions of any assets of any kind whatsoever to stockholders or purchased or redeemed, or agreed to purchase or redeem, any of its capital stock; (iii) waived any rights of value which in the aggregate are material considering the business of OraLabs(iv) made any material change in its method of management, operation, or accounting; or (v) entered into any other material transactions.

                  (c) OraLabs and the OraLabs Subsidiaries have not:

                           (i) granted or agreed to grant any options, warrants, or other rights for its stocks, bonds, or other corporate securities calling for the issuance thereof;

                           (ii) borrowed or agreed to borrow any funds or incurred, or become subject to, any material obligation or liability (absolute or contingent) except liabilities incurred in the Ordinary Course of Business;

                           (iii) paid or agreed to pay any material obligation or liability (absolute or contingent) other than current liabilities reflected in or shown on the most recent OraLabs' balance sheet and current liabilities incurred since that date in the Ordinary Course of Business and professional and other fees and expenses incurred in connection with the preparation of this Agreement and the consummation of the transactions contemplated hereby; or

                           (iv) issued, delivered, or agreed to issue or deliver any stock, bonds, or other corporate securities including debentures (whether authorized and unissued or held as treasury stock), except in connection with this Agreement; and

                  (d) to their Knowledge, OraLabs and the OraLabs Subsidiaries have not become subject to any law or regulation which materially and adversely affects, or in the future may adversely affect, the business, operations, properties, assets, or financial condition of OraLabs or the OraLabs Subsidiaries.

         5.13 Title and Related Matters. Except as set forth on Schedule 5.13, OraLabs and the OraLabs Subsidiaries have good and marketable title to all of its properties, interest in properties, and assets, real and personal, which are reflected in the OraLabs' balance sheet dated September 30, 2005 (except properties, interest in properties, and assets sold or otherwise disposed of since such date in the Ordinary Course of Business), free and clear of all liens, pledges, charges, or encumbrances except

                  (a) statutory liens or claims not yet delinquent;

                  (b) such imperfections of title and easements as do not and will not materially detract from or interfere with the present or proposed use of the properties subject thereto or affected thereby or otherwise materially impair present business operations on such properties.

         5.14 Real Property. OraLabs does not own any fee simple interest in real property and does not lease, sublease, or have any other contractual interest in any real property.

         5.15 Benefit Plans and Agreements. Except as set forth on Schedule 5.15, OraLabs and the OraLabs Subsidiaries are not a party to any benefit plan or employment agreement under which OraLabs and the OraLabs Subsidiaries currently has an obligation to provide benefits to any current or former employee, officer, director, consultant or advisor of OraLabs and the OraLabs Subsidiaries.

         5.16 Environmental Matters. No real property used by OraLabs and the OraLabs Subsidiaries presently or in the past has been used to manufacture, treat, store, or dispose of any hazardous substance except in accordance with applicable law and such property is free of all such substances such that the condition of the property is in compliance with applicable Environmental Laws. To the Knowledge of OraLabs, OraLabs and the OraLabs Subsidiaries are in compliance with all Environmental Laws applicable to OraLabs, the OraLabs Subsidiaries or their businesses as a result of any hazardous substance utilized by OraLabs and the OraLabs Subsidiaries in their businesses or otherwise placed at any of the facilities owned, leased or operated by OraLabs and the OraLabs Subsidiaries, or in which OraLabs and the OraLabs Subsidiaries have a contractual interest. OraLabs and the OraLabs Subsidiaries have not received any written complaint, notice, order, or citation of any actual, threatened or alleged noncompliance by OraLabs and the OraLabs Subsidiaries with any Environmental Laws, and to the Knowledge of OraLabs, there is no Litigation pending or threatened against OraLabs and the OraLabs Subsidiaries with respect to any violation or alleged violation of the Environmental Laws, and to OraLabs' Knowledge, there is no reasonable basis for the institution of any such Litigation.

         5.17 Litigation and Proceedings. Except as set forth on schedule 5.17, to the Knowledge of OraLabs there are no actions, suits, proceedings or investigations pending or threatened in writing by or against or affecting OraLabs and the OraLabs Subsidiaries, or affecting OraLabs and the OraLabs Subsidiaries, or their properties, at law or in equity, before any court or other governmental agency or instrumentality, domestic or foreign, or before any arbitrator of any kind.

         5.18 Contracts.

                  (a) Attached hereto as Schedule 5.18 are copies of all material contracts, agreements, franchises, license agreements, or other commitments to which OraLabs and the OraLabs Subsidiaries, are parties or by which they or any of their assets, products, technology, or properties are bound (the "OraLabs Contracts");

                  (b) the OraLabs Contracts are valid and enforceable by OraLabs and the OraLabs Subsidiaries in all respects, except as limited by bankruptcy and insolvency laws and by other laws affecting the rights of creditors generally.

                  (c) to their Knowledge, neither OraLabs nor the OraLabs Subsidiaries are in default in any material respect under the terms of any outstanding contract, agreement, lease, or other commitment which is material to the business, operations, properties, assets, or financial condition of OraLabs and the OraLabs Subsidiaries.

                  (d) to their Knowledge, neither OraLabs nor the OraLabs Subsidiaries are obligated or under any liability to make any payments by way of royalties, fees or otherwise to any owner or licensor of, or other claimant to, any patent, trademark, trade name, copyright or other intangible asset with respect to the use thereof, in connection with the conduct of its business or otherwise.

         5.19 Brokers. OraLabs has not employed any broker or finder, nor has it nor will it incur directly or indirectly, any broker's, finder's, investment banking or similar fees, commissions or expenses in connection with the transactions contemplated by this Agreement or the OraLabs Exchange Documents.

         5.20 SEC Reports. All of the SEC Reports and other filings required to be filed by OraLabs have been filed with the SEC for the periods indicated in the definition of SEC Reports, and as of the date filed, each of the SEC Reports were true, accurate and complete in all material respects and did not omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

         5.21 Governmental Authorizations.

                  (a) To their Knowledge, OraLabs and the OraLabs Subsidiaries have all licenses, franchises, permits, and other government authorizations, that are legally required to enable it to conduct its business operations in all material respects as conducted on the date hereof. Except for compliance with federal and state securities or corporation laws, as hereinafter provided, no authorization, approval, consent, or order of, or registration, declaration, or filing with, any court or other governmental body is required in connection with the execution and delivery by OraLabs of this Agreement and the consummation by OraLabs of the transactions contemplated hereby.

                  (b) To their Knowledge, OraLabs and the OraLabs Subsidiaries have complied with all applicable statutes and regulations of any federal, state, or other applicable governmental entity or agency thereof, except to the extent that noncompliance would not materially and adversely affect the business, operations, properties, assets, or financial condition of OraLabs and the OraLabs Subsidiaries or except to the extent that noncompliance would not result in the incurrence of any material liability. This compliance includes, but is not limited to, the filing of all reports to date with the SEC and state securities authorities.

         5.22 Approval of Agreement. The board of directors of OraLabs has authorized the execution and delivery of this Agreement by OraLabs and has approved this Agreement and the transactions contemplated hereby.

         5.23 Material Transactions of Affiliations. Except as set forth in the SEC Reports, there exists no material contract, agreement, or arrangement between OraLabs, the OraLabs Subsidiaries and any Person who was at the time of such contract, agreement, or arrangement an officer, director, or person owning of record or known by OraLabs to own beneficially, 10% or more of the issued and outstanding common stock of OraLabs and which is to be performed in whole or in part after the date hereof or was entered into not more than three years prior to the date hereof, neither any officer, director, nor 10% shareholder of OraLabs has, or has had during the last preceding full fiscal year, any known interest in any material transaction with OraLabs or the OraLabs Subsidiaries which was material to the business of OraLabs or the OraLabs Subsidiaries; and OraLabs has no commitment, whether written or oral, to lend any funds to, borrow any money from, or enter into any other material transaction with any such affiliated person.

         5.24 Listing on NASDAQ Capital Market. OraLabs is listed on the NASDAQ Capital Market and except as set forth on Schedule 5.24, is in compliance with the listing standards, rule and regulations of the NASDAQ Capital Market.

                                   ARTICLE VI
                              PRE-CLOSING COVENANTS

         6.1 Access to Properties and Records. OraLabs and PSHL will each afford to the officers and authorized representatives of the other full access to the properties, books, and records of OraLabs, the OraLabs Subsidiaries, PSHL or the PSHL Subsidiary, as the case may be, in order that each may have full opportunity to make such reasonable investigation as it shall desire to make of the affairs of the other, and each will furnish the other with such additional financial and operating data and other information as to the business and properties of OraLabs, the OraLabs Subsidiaries, PSHL or the PSHL Subsidiary, as the case may be, as the other shall from time to time reasonably request.

         6.2 Stand-Still Agreement. From and after the date of this Agreement and up to and including the Closing of this Agreement, the parties agree not to directly or through intermediaries solicit, entertain or otherwise discuss with any Person any other similar transaction, except that the OraLabs Board of Directors may respond to unsolicited offers from third parties to the extent necessary to comply with its fiduciary duties upon advice of OraLabs' legal counsel.

         6.3 Third Party Consents and Certificates. OraLabs and PSHL agree to cooperate with each other in order to obtain any required third party consents to this Agreement and the transactions herein and therein contemplated.

         6.4 Submission to OraLabs Shareholders. As soon as practicable following the execution of this Agreement, and the clearance by the SEC of the Proxy Statement submitted by OraLabs to the SEC, OraLabs shall cause to have approved the following proposals at a meeting of the shareholders of OraLabs, at which a quorum, as set forth in OraLabs' Bylaws are present and the holders of a majority of the outstanding shares of common stock of OraLabs approve such proposals. The proposals are set forth below.

                  (a) the election of Wo Hing Li, Leada Tak Tai Li and Shu Keung Leung as directors of OraLabs effective on the Closing Date upon completion of all of the transactions contemplated by this Agreement;

                  (b) the amendment to the Certificate of Incorporation of OraLabs to change its name to "Ameriasia Steel, Inc." or such other name to be determined by PSHL (the "New Name"), and to increase the authorized number of shares of OraLabs from 25,000,000 to 200,000,000 shares;

                  (c) the approval of this Agreement and the transactions contemplated herein, and the OraLabs Redemption Agreement, and the transactions contemplated therein;

                  (d) the approval of OraLabs' 2006 Director Stock Plan and issuance of 300,000 shares thereunder to OraLabs non-employee directors, Michael I. Friess and Robert C. Gust prior to the Closing; and

                  (e) to take such other actions as the shareholders of OraLabs may determine are necessary or appropriate.

         6.5 Trading. PSHL and the Shareholders agree that until the earlier to occur of (i) the date that is three months after the termination of this Agreement, or (ii) the date of the Closing of this Agreement, they will not, without the prior written consent of OraLabs:

                  (a) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities or direct or indirect rights to acquire any voting securities of OraLabs or the OraLabs Subsidiaries thereof, or of any successor to or person in control of OraLabs, or any assets of OraLabs, the OraLabs Subsidiaries or any division thereof or of any such successor or controlling person;

                  (b) make or in any way participate, directly or indirectly, in any "solicitation" or "proxies" to vote (as such terms are used in the rules of the SEC), or seek to advise or influence any person or entity with respect to the voting of any voting securities of OraLabs;

                  (c) make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any extraordinary transaction involving OraLabs or its securities or assets;

                  (d) form, join or in any way participate in a "group" as defined in Section 13(d)(3) of the Exchange Act, in connection with any of the foregoing; or

                  (e) otherwise act, alone or in concert with others, to seek to control the management, board of directors, or policies of OraLabs.

         6.6 Actions Prior to Closing.

                  (a) From and after the date of this Agreement until the Closing Date and except as permitted or contemplated by this Agreement, OraLabs, the OraLabs Subsidiaries, PSHL and the PSHL Subsidiary, will each:

                           (i) carry on its business in substantially the same manner as it has heretofore;

                           (ii) maintain and keep its properties in states of good repair and condition as at present, except for depreciation due to ordinary wear and tear and damage due to casualty;

                           (iii) maintain in full force and effect insurance comparable in amount and in scope of coverage to that now maintained by it;

                           (iv) perform in all material respects all of its obligation under material contracts, leases, and instruments relating to or affecting its assets, properties, and business;

                           (v) use its reasonable best efforts to maintain and preserve its business organization intact, to retain its key employees, and to maintain its relationship with its material suppliers and customers; and

                           (vi) fully comply with and perform in all material respects all obligations and duties imposed on it by all federal and state laws and all rules, regulations, and orders imposed by federal or state governmental authorities.

                  (b) From and after the date of this Agreement until the Closing Date, neither OraLabs nor PSHL and the PSHL Subsidiary will:

                           (i) make any change in their respective Articles of Incorporation or Bylaws or its Memorandum and Articles of Association ;

                           (ii) take any action described in section 3.10 in the case of PSHL and the PSHL Subsidiary, or in section 5.12, in the case of OraLabs or the OraLabs Subsidiaries (all except as permitted therein or as disclosed in the applicable party's schedules); or

                           (iii) enter into or amend any material contract, agreement, or other instrument of any of the types described in such party's schedules, except that a party may enter into or amend any contract, agreement, or other instrument in the Ordinary Course of Business involving the sale of goods or services.

         6.7 PSHL Financial Statements. PSHL acknowledges that timely receipt of its PSHL Financial Statements for the annual period ended June 30, 2005 and the half year ended December 31, 2005 will be necessary in order for OraLabs to seek a timely fairness opinion and in order for OraLabs to make a timely filing of its Proxy Statement or Information Statement with the SEC. Accordingly, PSHL agrees that the statements for the year June 30, 2005, and the half year ended December 31, 2005 will be delivered to OraLabs by April 15, 2006. In addition, PSHL will provide to OraLabs such unaudited financial information and pro forma financial information as may be necessary for OraLabs to file any Form 8-K current report and the Proxy Statement or Information Statement in accordance with the requirements of the SEC. PSHL acknowledges that its financial statements for the quarter ended March 31, 2006 will be required in order to complete the process by which the Proxy Statement is reviewed by the SEC.

         6.8 Voting Agreement. Within 5 days of the date of this Agreement, PSHL shall have received a voting agreement from Gary H. Schlatter and the Schlatter Family Partnership, substantially in the form attached hereto as Schedule 6.8 pursuant to which Gary H. Schlatter and the Schlatter Family Partnership agree to vote in favor of the proposals set forth in the Proxy Statement to be furnished to the shareholders of OraLabs pursuant to Section 6.4 above. Further, Gary H. Schlatter and the Schlatter Family Partnership agree that they will not dissent from the transaction contemplated in this Agreement.

         6.9 Cashiers Check to be delivered at Closing. PSHL shall have received a cashier's check from OraLabs in the amount of $30,000. The $30,000 is being paid to PSHL by OraLabs to defer certain costs of the transaction to be incurred by PSHL.

                                   ARTICLE VII
                             POST-CLOSING COVENANTS

         7.1 Sales Under Rules 144 or 145, If Applicable.

                  (a) OraLabs will use its reasonable best efforts at all times to comply with the reporting requirements of the Exchange Act, and the rules and regulations promulgated thereunder.

                  (b) Upon being informed in writing by any person holding restricted stock of OraLabs as of the date of this Agreement that such person intends to sell any shares under Rule 144 or Rule 145 promulgated under the Securities Act (including any rule adopted in substitution or replacement thereof), OraLabs will certify in writing to such person that it has filed all of the reports required to be filed by it under the Exchange Act to enable such person to sell such person's restricted stock under Rule 144 or 145, as may be applicable in the circumstances, or will inform such person in writing that it has not filed any such report or reports.

                  (c) If any certificate representing any such restricted stock is presented to OraLabs' transfer agent for registration of transfer in connection with any sale theretofore made under Rule 144 or 145, provided such certificate is duly endorsed for transfer by the appropriate person(s) or accompanied by a separate stock power duly executed by the appropriate person(s) in each case with reasonable assurances that such endorsements are genuine and effective, and is accompanied by an opinion of counsel satisfactory to OraLabs and its counsel that such transfer has complied with the requirements of Rule 144 or 145, as the case may be, OraLabs will promptly instruct its transfer agent to register such transfer and to issue one or more new certificates representing such shares to the transferee and, if appropriate under the provisions of Rule 144 or 145, as the case may be, free of any stop transfer order or restrictive legend.

         7.2 Delivery of Additional Instruments on Request. Each party agrees to execute and deliver or cause to be executed and delivered at the Closing and at such other times and places as shall be reasonably agreed, such additional instruments as it may reasonably request for the purpose of fully effecting the transactions contemplated by this Agreement.

         7.3 Continued Operations. After Closing, OraLabs will continue to actively conduct the business of PSHL as it had been conducted prior to Closing.

         7.4 Dissenters. As used in this paragraph, OraLabs, Inc. will be referred to as the Subsidiary. If the holders of any shares exercise dissenters rights, then after the Closing Date OraLabs will permit the Subsidiary and its representatives to actively participate in the process of determining the amount payable to dissenters as determined under applicable Colorado law. On the first business day following payment by OraLabs of amounts due to dissenters, the Subsidiary will pay such amount to OraLabs in consideration for the issuance by OraLabs to the Subsidiary of the number of shares of OraLabs common stock calculated under the following sentence. The purchase price per share issued to the Subsidiary will equal the average of the closing bid and ask price of the common stock of OraLabs as of the close of trading on the business day preceding the date that payment is made by the Subsidiary to OraLabs. The parties agree that the shares of OraLabs issuable to the Subsidiary will be restricted securities. OraLabs and the Subsidiary agree that in the event that 37,500 shares or more are issued to the Subsidiary in consideration for the payment to dissenters by Subsidiary in accordance with this Section 7.4, the Subsidiary shall be granted a one time demand registration right pursuant to which OraLabs will, upon written request by the Subsidiary use its commercially reasonable best efforts to have a registration statement filed with and declared effective by the SEC to register the sale of the shares issued to the Subsidiary pursuant to this Section 7.4. In the event that Subsidiary provides notice that it intends to exercise such demand right and later withdraws such demand registration request, Subsidiary shall lose such demand registration right. Subsidiary shall advance payment of all reasonable expenses estimated to be incurred by OraLabs in its sole discretion in connection with the preparation of and filing of the registration statement, including, but not limited to all legal fees, accounting fees, filing fees, edgarization fees, applicable blue sky fees and other out of pocket costs incurred by OraLabs. Applicable Blue Sky laws will be complied with so as to permit sales and resales of those shares that are registered under the Registration Statement within the State of Colorado and any other states chosen by the Subsidiary. OraLabs shall be under no obligation to file or maintain an effective registration statement that includes shares issued to the Subsidiary pursuant to this Section 7.4, if such shares may then be sold pursuant to Rule 144 or any similar provision then in effect under the Securities Act in the opinion of counsel to Subsidiary.

         7.5 Confidentiality. OraLabs on the one hand, and PSHL and the Shareholders on the other hand, agree that for a period of five (5) years from and after the date of this Agreement (regardless of whether the transactions contemplated hereby are consummated), each will hold, and will cause its directors, officers, employees, Affiliates, consultants and advisers (collectively, "Representatives") to hold, in confidence all documents and information furnished to it (the "Receiving Party") by or on behalf of the other party (the "Disclosing Party") either before or after such date, in connection with the transactions contemplated by this Agreement (the "Confidential Material"). Each party agrees that it will use the Confidential Material solely for the purpose of the transactions contemplated by this Agreement (including without limitation descriptions or attachments of Confidential Material in any press releases and public filings that OraLabs determines are necessary or advisable to comply with applicable securities laws or as required by law) and it will not use the Confidential Material in any way detrimental to the other party. In the event that either party is requested in any proceeding to disclose any Confidential Material, such party shall give the other party prompt notice of such request so that the other party may seek an appropriate protective order. If, in the absence of a protective order, a party is nonetheless compelled to disclose Confidential Material, such party may disclose such information without liability hereunder; provided, however, that such party will give the other party written notice of the information to be disclosed as far in advance of its disclosure as is practicable and, upon the request of and at the expense of such other party, such party will use commercially reasonable efforts to obtain assurances that confidential treatment will be accorded to such information. The term "Confidential Material" shall not include information that was or becomes generally available on a non-confidential basis provided that the source of such information was not bound by a confidentiality agreement. Without granting any right or license, the Disclosing Party agrees that the foregoing shall not apply to any information that the Receiving Party can document: (i) is (through no improper action or inaction by the Receiving Party or any affiliate, agent, consultant or employee) generally available to the public, or (ii) was in its possession or known by it prior to receipt from the Disclosing Party, or
(iii) was rightfully disclosed to it by a third party without restriction, provided the Receiving Party complies with any restrictions imposed by the third party, or (iv) was independently developed without use of any Confidential Material of the Disclosing Party by employees of the Receiving Party who have had no access to such information. The parties agree that because money damages may not be a sufficient remedy for any breach of the foregoing covenants and agreements, the Disclosing Party shall be entitled to specific performance and injunctive and other equitable relief as a remedy for any such breach of this Agreement in addition to all monetary remedies available at law or in equity.

                                  ARTICLE VIII
                                 INDEMNIFICATION

         8.1 Survival of the Representations and Warranties. No claims may be asserted under the representations, warranties and covenants set forth in this Agreement after the expiration of twelve (12) months from the Closing Date, except that claims may be asserted under the provisions of Sections 3.7, 5.8, and 5.16 until the expiration of their applicable statute of limitations. The provisions of Section 7.5 will survive for five years from the date of this Agreement. No claim with respect to breaches of covenants, representations or warranties, including without limitation claims for indemnification, may be brought by any party hereto, other than a claim for fraud, after expiration of the applicable periods set forth in the first sentence of this Section 8.1.

         8.2 Investigation. The representations, warranties, covenants and agreements set forth in this Agreement shall not be affected or diminished in any way by any investigation (or failure to investigate) at any time by or on behalf of the party for whose benefit such representations, warranties, covenants and agreements were made. All statements contained herein or in any schedule, certificate, exhibit, list or other document required to be delivered pursuant hereto, shall be deemed to be representations and warranties for purposes of this Agreement; provided, that any knowledge or materiality qualifications contained herein shall be applicable to such other documents.

         8.3 Indemnification.

                  (a) OraLabs Indemnification. PSHL and the Shareholders hereby agree to indemnify OraLabs and each of the officers, agents and directors of OraLabs as of the date of execution of this Agreement against any loss, liability, claim, damage, or expense (including, but not limited to, any and all expense whatsoever reasonably incurred in investigating, preparing, or defending against any litigation, commenced or threatened, or any claim whatsoever) (collectively a "OraLabs Loss"), to which it or they may become subject arising out of
         (a) any breach or default in the performance by PSHL or the Shareholder of any covenant or agreement made by in this Agreement; (b) any breach of any representation or warranty made by PSHL and the Shareholders in this Agreement; and (c) any and all litigation incident to any of the foregoing. Subject to Section 8.1, the indemnification provided for in this paragraph shall survive the Closing and consummation of the transactions contemplated hereby and termination of this Agreement.

                  (b) PSHL and the Shareholders Indemnification. OraLabs hereby agrees to indemnify PSHL and each of the officers, agents and directors of PSHL as of the date of execution of this Agreement and the Shareholders against any loss, liability, claim, damage, or expense (including, but not limited to, any and all expense whatsoever reasonably incurred in investigating, preparing, or defending against any litigation, commenced or threatened, or any claim whatsoever) (collectively a "PSHL Loss"), to which it or they may become subject arising out of (a) any breach or default in the performance by OraLabs or the OraLabs Subsidiaries of any covenant or agreement made by in this Agreement; (b) any breach of any representation or warranty made by OraLabs or the OraLabs Subsidiaries in this Agreement; and (c) any and all litigation incident to any of the foregoing. Subject to Section 8.1, the indemnification provided for in this paragraph shall survive the Closing and consummation of the transactions contemplated hereby and termination of this Agreement.

                  (c) OraLabs, Inc. agrees to enter into an indemnification agreement substantially in the form attached hereto as Exhibit A on the Closing Date.

                  (d) Indemnity Procedure. A party or parties hereto agreeing to be responsible for or to indemnify against any matter pursuant to this Agreement is referred to herein as the "Indemnifying Party" and the other party or parties claiming indemnity is referred to as the "Indemnified Party".

                           (i) An Indemnified Party under this Agreement shall, with respect to claims asserted against such party by any third party, give written notice to the Indemnifying Party of any liability which might give rise to a claim for indemnity under this Agreement within thirty (30) calendar days of the receipt of any written claim from any such third party, but not later than twenty (20) days prior to the date any answer or responsive pleading is due, and with respect to other matters for which the Indemnified Party may seek indemnification, give prompt written notice to the Indemnifying Party of any liability which might give rise to a claim for indemnity; provided, however, that any failure to give such notice will not waive any rights of the Indemnified Party except to the extent the rights of the Indemnifying Party are materially prejudiced.

                           (ii) The Indemnifying Party shall have the right, at its election, to take over the defense or settlement of such claim by giving written notice to the Indemnified Party at least fifteen (15) days prior to the time when an answer or other responsive pleading or notice with respect thereto is required. If the Indemnifying Party makes such election, it may conduct the defense of such claim through counsel of its choosing (subject to the Indemnified Party's approval of such counsel, which approval shall not be unreasonably withheld), shall be solely responsible for the expenses of such defense and shall be bound by the results of its defense or settlement of the claim. The Indemnifying Party shall not settle any such claim without prior notice to and consultation with the Indemnified Party, and no such settlement involving any equitable relief or which might have an adverse effect on the Indemnified Party may be agreed to without the written consent of the Indemnified Party (which consent shall not be unreasonably withheld). So long as the Indemnifying Party is diligently contesting any such claim in good faith, the Indemnified Party may pay or settle such claim only at its own expense and the Indemnifying Party will not be responsible for the fees of separate legal counsel to the Indemnified Party, unless the named parties to any proceeding include both parties and representation of both parties by the same counsel would be inappropriate. If the Indemnifying Party does not make such election, or having made such election does not, in the reasonable opinion of the Indemnified Party proceed diligently to defend such claim, then the Indemnified Party may (after written notice to the Indemnifying Party), at the expense of the Indemnifying Party, elect to take over the defense of and proceed to handle such claim in its discretion and the Indemnifying Party shall be bound by any defense or settlement that the Indemnified Party may make in good faith with respect to such claim. In connection therewith, the Indemnifying Party will fully cooperate with the Indemnified Party should the Indemnified Party elect to take over the defense of any such claim.

                           (iii) The Parties agree to cooperate in defending such third party claims and the Indemnified Party shall provide such cooperation and such access to its books, records and properties as the Indemnifying Party shall reasonably request with respect to any matter for which indemnification is sought hereunder; and the parties hereto agree to cooperate with each other in order to ensure the proper and adequate defense thereof.

                           (v) With regard to claims of third parties for which indemnification is payable hereunder, such indemnification shall be paid by the Indemnifying Party upon the earlier to occur of: (i) the entry of a judgment against the Indemnified Party and the expiration of any applicable appeal period, or if earlier, five (5) days prior to the date that the judgment creditor has the right to execute the judgment; (ii) the entry of an unappealable judgment or final appellate decision against the Indemnified Party; or (iii) a settlement of the claim. Notwithstanding the foregoing, provided that there is no dispute as to the applicability of indemnification, the reasonable expenses of counsel to the Indemnified Party shall be reimbursed on a current basis by the Indemnifying Party if such expenses are a liability of the Indemnifying Party.

                           (vi) With regard to other claims for which indemnification is payable hereunder, such indemnification shall be paid within thirty (30) calendar days by the Indemnifying Party upon demand by the Indemnified Party.

         8.4 General. In case at any time after the Closing Date any further action is necessary to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Article VIII).

                                   ARTICLE IX
                 CONDITIONS PRECEDENT TO OBLIGATIONS OF ORALABS

         The obligations of OraLabs under this Agreement are subject to the satisfaction (or waiver by OraLabs of any one or more of the following conditions in the exercise of its sole discretion), at or before the Closing Date, of the following conditions, and if OraLabs shall not consummate the transactions contemplated by this Agreement by reason of the failure of any of such conditions to be met, OraLabs will have no liability to PSHL or its
Shareholders:

         9.1 Accuracy of Representations. The representations and warranties made by PSHL and the Shareholders in this Agreement were true when made and shall be true as of the Closing Date with the same force and effect as if such representations and warranties were made at and as of that time (except for changes therein permitted by this Agreement), and PSHL and the Shareholders shall have performed or complied with all covenants and conditions required by this Agreement to be performed or complied with by PSHL and the Shareholders prior to or at the Closing.

         9.2 Officer's Certificates. OraLabs shall have been delivered a certificate from PSHL and the Shareholders addressed to OraLabs, dated the Closing Date, certifying that the conditions specified in Section 9.1 above have been fulfilled.

         9.3 No Material Adverse Change. Prior to the Closing Date, there shall not have occurred any change that would have Material Adverse Effect in the financial condition, business, or operations of PSHL and the PSHL Subsidiary, nor shall any event have occurred which, with the lapse of time or the giving of notice, may cause or create any Material Adverse Effect in the financial condition, business, or operations of PSHL and the PSHL Subsidiary.

         9.4 Officer and Director Questionnaires. OraLabs shall have received officer and director questionnaires completed and signed by each executive officer and director of PSHL in form and substance reasonably satisfactory to OraLabs and its counsel which shall contain information for use by OraLabs in reporting the transaction contemplated hereby on Form 8-K and in Schedule 14A or 14C to be filed with the SEC.

         9.5 PSHL Financial Statements. OraLabs shall have received the PSHL Financial Statements. The PSHL Financial Statements shall (a) have been prepared in accordance with the books of account and records of OraLabs; (b) fairly present, and are true, correct and complete statements in all material respects of OraLabs' financial condition and the results of its operations at the dates and for the periods specified in those statements; and (c) have been prepared in accordance with GAAP consistently applied with prior periods. OraLabs shall have received all other financial information and pro formas as required under the provisions of this Agreement.

         9.6 Consents. All consents to the consummation of the transactions contemplated by this Agreement that are required in order to prevent a breach of or a default under the terms of any instrument to which PSHL or the Shareholders is a party or is bound shall have been obtained by PSHL.

         9.7 Approval by OraLabs Shareholders. The transactions contemplated by this Agreement shall have been approved at a shareholder meeting of OraLabs as set forth in Section 6.4 of this Agreement and all applicable filings with the SEC shall have been made in connection with the approval by OraLabs Shareholders.

         9.8 Due Diligence. OraLabs must be satisfied in its sole and absolute discretion with the results of its due diligence investigation of PSHL. Failure to notify PSHL within 45 days following OraLabs' receipt of the audited PSHL Financial Statements for the year ended June 30, 2005 and the unaudited financial statements for the half year ended December 31, 2005, that OraLabs is not satisfied with the results of its due diligence investigation of PSHL, shall constitute a waiver of this paragraph.

         9.9 Accountant's Letter. OraLabs shall have received a "comfort" letter from PSHL's independent auditors, Murrell, Hall, McIntosh & Company PLLP covering the period from the last day of PSHL's most recent fiscal year until a day that is no more than ten days prior to the date of Closing, in a form reasonably satisfactory to counsel for OraLabs.

         9.10 Legal Opinion. OraLabs shall have received a legal opinion from an attorney authorized to practice in the British Virgin Islands, that (i) PSHL is a company duly organized, validly existing, and in good standing under the laws of the British Virgin Islands International Business Companies Act; (ii) the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated by this Agreement in accordance with the terms hereof will not, violate any provision of PSHL's organizational documents; (iii) PSHL has taken all action required by laws, its articles of organization, certificate of business registration, or otherwise to authorize the execution and delivery of this Agreement; and (iv) PSHL has full power, authority, and legal right and has taken all action required by law, and otherwise to consummate the transactions herein contemplated and the closing of the transactions will be legally binding upon PSHL.

         9.11 Special Covenants Regarding the OraLabs Stock. OraLabs shall have received letters from each of the Shareholders, substantially in the form attached hereto as Exhibit B, that the issuance of the OraLabs Stock to the Shareholders as contemplated hereby, constitutes the offer and sale of securities under the Securities Act and any applicable state statutes and that it is the intent that such transactions shall be consummated in reliance on Regulation S and other exemptions from the registration requirements of such statutes.

         9.12 Board Approval. OraLabs shall have received from PSHL certificates dated the Closing Date, of an officer of PSHL setting forth that authorizing resolutions were adopted by PSHL Board of Directors, approving the terms and conditions of this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby.

         9.13 Certificates. The Shareholders shall have delivered the Certificates to OraLabs pursuant to Section 2.1 of this Agreement.

         9.14 Number of Dissenters. The number of shares that shall be the subject of Dissenters' Rights exercised by any of the shareholders of OraLabs shall not cumulatively exceed 75,000.

         9.15 Fairness Opinion. The Board of Directors of OraLabs shall have received a fairness opinion reasonably satisfactory to it that remains in effect as of the time of Closing.

         Any of the above conditions can be waived by OraLabs in its sole and absolute discretion.

                                    ARTICLE X
                     CONDITIONS PRECEDENT TO OBLIGATIONS OF
                            PSHL AND THE SHAREHOLDERS

         The obligations of PSHL and the Shareholders under this Agreement are subject to the satisfaction (or waiver by PSHL and the Shareholders of any one or more of the following conditions in the exercise of their sole discretions), at or before the Closing Date, of the following conditions, and if PSHL and the Shareholders shall not consummate the transactions contemplated by this Agreement by reason of the failure of any of such conditions to be met, they will have no liability to OraLabs:

         10.1 Accuracy of Representations. The representations and warranties made by OraLabs in this Agreement were true when made and shall be true immediately prior to commencement of the Closing (except for changes therein permitted by this Agreement) with the same force and effect as if such representations and warranties were made at and as of that time, and OraLabs shall have performed and complied with all covenants and conditions required by this Agreement to be performed or complied with by OraLabs and the OraLabs Subsidiaries prior to or at the Closing.

         10.2 Officer's Certificates. PSHL shall have been delivered a certificate from OraLabs addressed to PSHL, dated the Closing Date, certifying that the conditions specified in Section 10.1 above have been fulfilled.

         10.3 No Material Adverse Change. Prior to the Closing Date, there shall not have occurred any change that would have Material Adverse Effect in the financial condition, business, or operations of OraLabs, nor shall any event have occurred which, with the lapse of time or the giving of notice, may cause or create any Material Adverse Effect in the financial condition, business, or operations of OraLabs.

         10.4 Delivery of Books and Records. At the Closing, OraLabs shall deliver to Schlueter & Associates P.C., legal counsel of PSHL, the originals of the corporate minute books, books of account, contracts, records, and all other books or documents of OraLabs now in the possession or control of OraLabs or its representatives and agents. Such minute books shall contain accurate records of all meetings and other corporate actions of the board of directors, committees of the board of directors, incorporators and shareholders of OraLabs from the date of their incorporation to the date hereof which were memorialized in writing.

         10.5 Approval by OraLabs Shareholders. The transactions contemplated by this Agreement shall have been approved at a shareholder meeting or shareholder consent of OraLabs pursuant to Section 6.4 of this Agreement and all applicable filings with the SEC shall have been made in connection with the approval by OraLabs Shareholders.

         10.6 Good Standing. OraLabs shall have received a certificate of good standing from OraLabs prepared by the Secretary of State of the State of Colorado or other appropriate office, dated as of a date within ten days prior to the Closing Date certifying that OraLabs is in good standing as a corporation in the State of Colorado.

         10.7 Shareholders List. PSHL shall have received a shareholders' list from OraLabs prepared by its transfer agent, current at least within ten (10) days prior to Closing, containing the name, address and number of shares held by each such OraLabs shareholder, certified by a representative of the transfer agent as being true, complete and accurate.

         10.8 Consents. All consents to the consummation of the transactions contemplated by this Agreement that are required in order to prevent a breach of or a default under the terms of any instrument to which OraLabs is a party or is bound shall have been obtained by OraLabs.

         10.9 Due Diligence. PSHL must be satisfied in its sole and absolute discretion with the results of its due diligence investigation of OraLabs. Failure to notify OraLabs within 45 days following mutual execution of this Agreement, that PSHL is not satisfied with the results of its due diligence investigation of OraLabs, shall constitute a waiver of this paragraph.

         10.10 Intentionally Omitted.

         10.11 Legal Opinion. PSHL shall have received a legal opinion from an attorney authorized to practice in the state of Colorado, that (i) OraLabs is a company duly organized, validly existing, and in good standing under the Colorado Business Companies Act; (ii) the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated by this Agreement, including the Oralabs Redemption, in accordance with the terms hereof will not, violate any provision of OraLab's organizational documents;
(iii) OraLabs has taken all action required by laws, its articles of organization, certificate of business registration, or otherwise to authorize the execution and delivery of this Agreement; and (iv) OraLabs has full power, authority, and legal right and has taken all action required by law, and otherwise to consummate the transactions herein contemplated and the closing of the transactions will be legally binding upon OraLabs, the OraLabs Subsidiaries and Gary H. Schlatter.

         10.12 Board Approval. PSHL shall have received from OraLabs certificates dated the Closing Date, of an officer of OraLabs setting forth that authorizing resolutions were adopted by OraLabs' Board of Directors, approving the terms and conditions of this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby.

         10.13 OraLabs Stock. The Shareholders shall have received the shares of OraLabs Stock pursuant to section 2.1 of this Agreement.

         10.14 OraLabs Redemption. OraLabs shall have consummated the OraLabs Redemption and the redeemed shares of OraLabs shall have been cancelled on the stock transfer records of OraLabs or returned to the status of authorized by unissued.

         10.15 Name Change. OraLabs shall have filed with the Secretary of State of Colorado a Certificate of Amendment to its Articles of Incorporation to change its name to Ameriasia Steel, Inc.

         10.16 Fairness Opinion. The Board of Directors of OraLabs shall have delivered to PSHL a fairness opinion that provides that the transactions contemplated by this Agreement are fair to the shareholders of OraLabs from a financial standpoint, that is reasonably satisfactory to PSHL and that remains in effect as of the time of Closing.

         10.17 Number of Dissenters. The number of shares that shall be the subject of Dissenters' Rights exercised by any of the shareholders of OraLabs shall not cumulatively exceed 75,000, unless OraLabs, Inc. agrees that it will purchase additional shares from OraLabs in accordance with the provisions of
Section 7.4 for all of the shares that are the subject of Dissenters Rights.

         10.18 Cashiers Check. PSHL shall have received a cashier's check from OraLabs in the amount of $30,000 in accordance with the provisions of Section 6.9.

         Any of the above conditions can be waived by PSHL or the Shareholders in their sole and absolute discretion.

                                   ARTICLE XI
                                   TERMINATION

         11.1 Termination.

                  (a) This Agreement may be terminated at any time prior to the Closing by OraLabs if the representations or warranties of PSHL or the PSHL Subsidiary in this Agreement are not in all material respects true, accurate and complete or if PSHL or the PSHL Subsidiary breach in any material respect any covenant contained in this Agreement, provided that such misrepresentation or breach is not cured within ten (10) business days after notice thereof, but in any event prior to the Outside Termination Date defined below. If this Agreement is terminated pursuant to this paragraph (a) of section 11.1, this Agreement shall be of no further force or effect, and no obligation, right, or liability shall arise hereunder, except that PSHL shall bear its own costs in connection with the negotiation, preparation, and execution of this Agreement, subject to Section 12.4.

                  (b)This Agreement may be terminated at any time prior to the Closing by PSHL if the representations or warranties of OraLabs or the OraLabs Subsidiaries in this Agreement are not in all material respects true, accurate and complete or if OraLabs or the OraLabs Subsidiaries breach in any material respect any covenant contained in this Agreement, provided that such misrepresentation or breach is not cured within ten (10) business days after notice thereof, but in any event prior to the Outside Termination Date defined below. If this Agreement is terminated pursuant to this paragraph (b) of section 11.1, this Agreement shall be of no further force or effect, and no obligation, right, or liability shall arise hereunder, except that OraLabs shall bear its own costs incurred in connection with the negotiation, preparation, and execution of this Agreement, subject to Section 12.4.

                  (c) This Agreement and the transactions contemplated hereby may be terminated at any time by the written mutual consent of the Parties hereto. If this Agreement is terminated pursuant to this paragraph (c) of section 11.1, this Agreement shall be of no further force or effect, and no obligation, right, or liability shall arise hereunder.

                  (d) If this Agreement is terminated pursuant to Section 11.1(a), 11.1(b), or 11.1(c), written notice thereof shall promptly be given by the party or parties electing such termination to the other party or parties and, subject to the expiration of the cure periods provided therein, if any, this Agreement shall terminate without further actions by the Parties and no party shall have any further obligations under this Agreement. Notwithstanding the preceding sentence, the respective obligations of the Parties under Section 7.5 shall survive the termination of this Agreement.

                  (e)This Agreement may be terminated by either party if the transactions shall not have been consummated by October 15, 2006 (the "Outside Termination Date") provided the failure of the Closing to occur by such date is not the result of the failure of the party seeking to terminate this Agreement to perform or fulfill any of its obligations hereunder.

                  (f) This Agreement may be terminated by either party if within the 45- day period that is applicable to the party under Section 9.8 (with respect to OraLabs) and 10.9 (with respect to PSHL), such party gives written notice to the other that it is not satisfied, in its sole and absolute discretion, with the results of its due diligence investigation of the other party pursuant to Sections 9.8 and 10.9.

                                   ARTICLE XII
                                  MISCELLANEOUS

         12.1 Governing Law. This Agreement shall be governed by, enforced, and construed under and in accordance with the laws of the United States of America and, with respect to matters of state law, with the internal laws of the State of Colorado without giving effect to its choice of law rules. Except as stated at the end of this paragraph, any dispute, controversy or claim arising under or in any way related to this Agreement or the breach thereof shall only be submitted to and settled by binding arbitration before a single arbitrator by the American Arbitration Association in accordance with the Association's commercial rules then in effect. The arbitration (or legal proceedings described at the end of this paragraph) will only be conducted in Denver, Colorado, which the parties agree is the exclusive venue for the proceedings. Judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. The arbitrator may award reasonable attorneys fees to the prevailing party, or if the arbitrator believes that more than one party has prevailed in separate aspects of the arbitration, the arbitrator may award attorneys fees as it deems appropriate. Notwithstanding the foregoing, either party may institute litigation in connection with seeking to enforce rights under Section 7.5.

         12.2 Notices. Any notices or other communications required or permitted hereunder shall only be sufficiently given if in writing and hand delivered to it, sent by overnight delivery by a courier service of United States and international recognition (such as Federal Express, DHL or UPS) that provides international delivery, expenses prepaid, or by facsimile addressed as follows:

If to OraLabs, to:         OraLabs Holding Corp.
                           c/o Michael Friess, Authorized Director
                           5353 Manhattan Circle, Suite 101 Boulder, CO  80303
                           Telephone:  (303) 499-6000 x18
                           Facsimile:  (303) 499-6666
                           Email:  friessco@aol.com

With copies to:            Douglas B. Koff, Esq.
                           Koff, Corn & Berger, P.C.
                           303 E. 17th Street, Suite 940
                           Denver, Colorado 80203-1262
                           Telephone: 303.861.1166
                           Facsimile: 303.861.0601
                           Email: dkoff@wckblaw.com


If to PSHL, or any one or
More Shareholders, to:
                           Mr. Wo Hing Li Partner Success Holdings Limited 8th Floor Teda Building 87 Wing Lok Street, Sheungwan Hong Kong Special Administrative Region The People's Republic of China Telephone: (852) Facsimile: (852)
                           Email:

With copies to:            Henry F. Schlueter
                           Schlueter & Associates P.C.
                           1050 Seventeenth Street, Suite 1750
                           Denver, Colorado 80265
                           Telephone: (303) 292 3883
                           Facsimile: (303) 296 8880
                           Email: hfschlueter@hotmail.com

                           Tracy Hung Wan
                           Belmont Capital Group Limited
                           Suite C, 20th Floor, Neich Tower
                           128 Gloucester Road, Wanchai
                           Hong Kong Special Administrative Region
                           The People's Republic of China
                           Telephone: (852) 2517 6262
                           Facsimile: (852) 2548 7788
                           Email: tracyyun@bcghk.com
or such other addresses as shall be furnished in writing by any party in the manner for giving notices hereunder. Each notice or other communication shall only be effective and deemed to have been received (i) if given by facsimile, one business day after such facsimile is transmitted to the facsimile number specified above, and confirmation of delivery by the sender's machine is given,
(ii) if given by hand delivery, the date of delivery as evidenced by a written receipt, or (iii) if given by a courier service, the third business day following the business day of deposit with such service, with shipping charges for the most expedited delivery prepaid or prearranged. As used herein, a "business day" means Mondays through Fridays, excluding days (at the location where the notice is to be delivered) that are national bank holidays. Notice to PSHL shall be deemed to be notice to all Shareholders for all purposes.

         12.3 Attorneys' Fees. In the event that any party institutes any arbitration proceeding or a litigation proceeding under Section 12.1 to interpret or to enforce this Agreement or the rights of the parties hereunder, the non-prevailing party shall pay to the prevailing party in any such proceeding a reasonable sum for the prevailing party's attorneys' fees and all other reasonable costs and expenses incurred in such action or suit.

         12.4 Expenses of Stock Exchange. OraLabs and PSHL agree that they will each bear their own costs and expenses in negotiating and closing the transactions contemplated by this Agreement, including but not limited to, attorneys' fees, except as otherwise expressly provided in this Agreement.

         12.5 Third Party Beneficiaries. This contract is solely between OraLabs, PSHL and the Shareholders and, except as specifically provided, no director, officer, stockholder, member, employee, agent, independent contractor, or any other person or entity shall be deemed to be a third party beneficiary of this Agreement.

         12.6 Entire Agreement; Incorporation. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein contain every obligation and understanding between the parties relating to the subject matter hereof and merges all prior discussions, negotiations, agreements and understandings, both written and oral, if any, between them, and none of the parties shall be bound by any conditions, definitions, understandings, warranties or representations other than as expressly provided or referred to herein. All schedules, exhibits and other documents and agreements executed and delivered pursuant hereto are incorporated herein as if set forth in their entirety herein.

         12.7 Intentionally Omitted.

         12.8 Severability. In the event that any one or more of the provisions contained in this Agreement, or the application thereof, shall be declared invalid, void or unenforceable by a court of competent jurisdiction, the remainder of this Agreement shall remain in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such invalid, void or unenforceable provision with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid, void or unenforceable provision.

         12.9 Headings. The table of contents and the section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of any provisions of this Agreement.

         12.10 Other Remedies; Injunctive Relief. Except as otherwise provided in this Agreement, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. In any action at law or suit in equity to enforce this Agreement or the rights of the parties hereunder, the prevailing party in any such action or suit shall be entitled to receive a reasonable sum for its attorneys' fees and all other reasonable costs and expenses incurred in such action or suit.

         12.11 Intentionally Omitted.

         12.12 Participation of Parties. The Parties hereby agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding, or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

         12.13 Publicity. No public announcement or other publicity concerning this Agreement or the transactions contemplated hereby shall be made without the prior written consent of both PSHL and OraLabs as to form, content, timing and manner of distribution. Nothing contained herein shall prevent OraLabs from making any filing required by federal or state securities laws or stock exchange rules.

         12.14 Counterparts/Facsimile Copies. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which taken together shall be but a single instrument. The Parties agree that facsimile copies of this Agreement and any signature thereon shall be as legally binding and enforceable as the original or copy original of this Agreement or any signatures thereof.

         12.15 Amendment or Waiver. Every right and remedy provided herein shall be cumulative with every other right and remedy, whether conferred herein, at law, or in equity, and may be enforced concurrently herewith, and no waiver by any party of the performance of any obligation by the other shall be construed as a waiver of the same or any other default then, theretofore, or thereafter occurring or existing. At any time prior to the Closing Date, this Agreement may be amended by mutual written consent of all the Parties, with respect to any of the terms contained herein, and any term or condition of this Agreement may be waived or the time for performance hereof may be extended by a writing signed by the party or parties for whose benefit the provision is intended.

         12.16 Assignability. This Agreement shall not be assignable by either party without the prior written consent of the other party, which may be withheld in the other party's exercise of its sole discretion. This Agreement shall inure to the benefit of and be enforceable by the permitted successors and assigns of the parties.

         IN WITNESS WHEREOF, the corporate parties hereto have caused this Agreement to be executed by their respective officers, hereunto duly authorized, as of the date first above-written.

                                ORALABS HOLDING CORP.


ATTEST:                         By:  /s/Michael I. Friess
                                   ---------------------------------------------
                                     Michael I. Friess, authorized director

                                By:___________________________
                                     Secretary

                                PARTNER SUCCESS HOLDINGS LIMITED


                                By:  /s/Wo Hing Li,
                                   ---------------------------------------------
                                        Wo Hing  Li, President and CEO


PSHL Shareholders:              /s/Wo Hing Li
                                ------------------------------------------------
                                Wo Hing Li

                                ------------------------------------------------
                                ------------------------------------------------
                                ------------------------------------------------

The signature of the undersigned is to evidence its obligation to comply with the provisions of this Agreement that are applicable to it.

                                ORALABS, INC., a Colorado corporation

                                /s/Gary H. Schlatter
                                ------------------------------------------------
                                Gary H. Schlatter, President

The signature of the undersigned is solely for the purpose of evidencing his obligation to comply with the provisions of Recital D and Section 6.8 applicable to him, and the undersigned makes no other representations, warranties or indemnities of any kind:

                                GARY H. SCHLATTER, Individually

                                /s/Gary H. Schlatter
                                ------------------------------------------------
                                Gary H. Schlatter

                                  Schedule 2.1

               PSHL SHAREHOLDERS AND ORALABS SHARES TO BE RECEIVED

         The following persons are the sole members and owners of the ordinary shares of PSHL, which are all of the outstanding securities of PSHL:

              Name                       Percent of Ownership     OraLab Shares

         1.   Wo Hing Li                    100%

         2.   _____________________      ______%

         3.   _____________________      ______%

                                  Schedule 3.1

                   PSHL MEMORANDUM AND ARTICLES OF ASSOCIATION

                                  Schedule 3.8

                         MATERIAL CONTINGENCIES OF PSHL

                                       to

                            STOCK EXCHANGE AGREEMENT

                              Dated March 31, 2006

                                  Schedule 3.10

                            CERTAIN CHANGES OR EVENTS

                                       to

                            STOCK EXCHANGE AGREEMENT

                              Dated March 31, 2006

                     Schedules 3.11(a) and Schedule 3.11(b)

                            TITLE AND RELATED MATTERS
                                       to

                            STOCK EXCHANGE AGREEMENT

                              Dated March 31, 2006

                                  Schedule 3.12

                         PSHL LITIGATION AND PROCEEDINGS

                                       to

                            STOCK EXCHANGE AGREEMENT

                              Dated March 31, 2006

                                  Schedule 3.14

                            PSHL MATERIAL AGREEMENTS

                                       to

                            STOCK EXCHANGE AGREEMENT

                              Dated March 31, 2006

                                  Schedule 3.17

                            CERTAIN CHANGES OR EVENTS

                                       to

                      MATERIAL TRANSACTIONS OR AFFILIATIONS

                              Dated March 31, 2006

                                  Schedule 5.1

                  ORALABS ARTICLES OF INCORPORATION AND BYLAWS

                                       to

                            STOCK EXCHANGE AGREEMENT

                              Dated March 31, 2006

                                  Schedule 5.7

                          ORALABS FINANCIAL STATEMENTS

                                       to

                            STOCK EXCHANGE AGREEMENT

                              Dated March 31, 2006

                                  Schedule 5.11

                           ORALABS OPTIONS OR WARRANTS

                                       to

                            STOCK EXCHANGE AGREEMENT

                              Dated March 31, 2006

                                  Schedule 5.12

                        ORALABS CERTAIN CHANGES OR EVENTS

                                       to

                            STOCK EXCHANGE AGREEMENT

                              Dated March 31, 2006

                                  Schedule 5.13

                        ORALABS TITLE AND RELATED MATTERS

                                       to

                            STOCK EXCHANGE AGREEMENT

                              Dated March 31, 2006

                                  Schedule 5.15

                      ORALABS BENEFIT PLANS AND AGREEMENTS

                                       to

                            STOCK EXCHANGE AGREEMENT

                              Dated March 31, 2006

                                  Schedule 5.17

                       ORALABS LITIGATION AND PROCEEDINGS

                                       to

                            STOCK EXCHANGE AGREEMENT

                              Dated March 31, 2006

                                  Schedule 5.24

                        LISTING ON NASDAQ CAPITAL MARKET

         As a result of the resignation of the third independent director of OraLabs, OraLabs does not comply with the requirement that there be three independent directors on the Audit Committee.

                                  Schedule 10.7

                 FORM OF VOTING AGREEMENT WITH GARY H. SCHLATTER

                                       to

                            STOCK EXCHANGE AGREEMENT

                              Dated March 31, 2006

                                    EXHIBIT A
                       (form of indemnification agreement)

                            INDEMNIFICATION AGREEMENT

         This Agreement is made and entered into this 31st day of March 2006, by and between Partner Success Holdings Limited ("PSHL"), and OraLabs, Inc. (the "Company"), a wholly-owned subsidiary of OraLabs Holding Corp. ("OraLabs").

         WHEREAS, PSHL and OraLabs have entered into a Stock Exchange Agreement dated March 31, 2006, in which all of the issued and outstanding stock of PSHL was acquired by OraLabs in exchange for 94% of the total issued and outstanding shares of Common Stock of OraLabs on a fully diluted basis (the "Exchange Agreement").

         WHEREAS, pursuant to the Exchange Agreement, the Company has agreed to indemnify OraLabs from certain liability as set forth in the Exchange Agreement and herein.

         NOW, THEREFORE, in consideration of the foregoing, it is hereby agreed as follows:

         1. The Company hereby agrees to indemnify OraLabs and each of the officers, agents and directors of OraLabs following the Closing, from any liabilities of any kind or nature, direct or indirect, known or unknown, contingent or otherwise, that may exist immediately prior to the Closing or that may be asserted after the Closing Date regarding any claim or liability arising from the operations of OraLabs or any other matter prior to the Closing, (ii) any breach or default in the performance by OraLabs, of any covenant or agreement made by OraLabs or OraLabs, Inc. in the Exchange Agreement; (b) any breach of any representation or warranty made by OraLabs or OraLabs, Inc. in the Exchange Agreement; (c) any loss, liability, claim, damage, or expense (including, but not limited to, any and all expense whatsoever reasonably incurred in investigating, preparing, or defending against any litigation, commenced or threatened, or any claim whatsoever) relating to the OraLabs Redemption; and (d) any and all litigation incident to any of the foregoing.

         2. The Company further agrees to perform its obligations under the terms of Section 7.4 of the Exchange Agreement regarding payments to the holders of dissenters' shares, such terms being hereby incorporated herein by reference.

         3. Any notices or other communications required or permitted hereunder shall be addressed as follows:

If to the Company:                  OraLabs, Inc.
                                    c/o Mr. Gary H. Schlatter, President
                                    18685 East Plaza Drive
                                    Parker, Colorado 80134
                                    Telephone: 303.783.9499
                                    Facsimile: 303.499.6666

With copies to:                     Douglas B. Koff, Esq.
                                    Koff, Corn & Berger, P.C.
                                    303 E. 17th Street, Suite 940
                                    Denver, Colorado 80203-1262
                                    Telephone: 303.861.1166
                                    Facsimile: 303.861.0601
                                    Email: dkoff@wckblaw.com

If to OraLabs or PSHL:              Mr. Wo Hing Li
                                    Partner Success Holdings Limited
                                    8th Floor Teda Building
                                    87 Wing Lok Street, Sheungwan
                                    Hong Kong Special Administrative Region
                                    The People's Republic of China
                                    Telephone: (852)
                                    Facsimile: (852)
                                    Email:

With copies to:                     Henry F Schlueter
                                    Schlueter & Associates P.C.
                                    1050 Seventeenth Street, Suite 1750
                                    Denver, Colorado 80265
                                    Telephone: (303) 292 3883
                                    Facsimile: (303) 296 8880
                                    Email: hfschlueter@hotmail.com

                                    Tracy Hung Wan
                                    Belmont Capital Group Limited
                                    Suite C, 20th Floor, Neich Tower
                                    128 Gloucester Road, Wanchai
                                    Hong Kong Special Administrative Region
                                    The People's Republic of China
                                    Telephone: (852) 2517 6262
                                    Facsimile: (852) 2548 7788
                                    Email: tracyyun@bcghk.com

or such other addresses as shall be furnished in writing by any party in the manner for giving notices hereunder. Each notice or other communication shall only be effective and deemed to have been received (i) if given by facsimile, one business day after such facsimile is transmitted to the facsimile number specified above, and confirmation of delivery by the sender's machine is given,
(ii) if given by hand delivery, the date of delivery as evidenced by a written receipt, or (iii) if given by a courier service, the third business day following the business day of deposit with such service, with shipping charges for the most expedited delivery prepaid or prearranged. As used herein, a "business day" means Mondays through Fridays, excluding days (at the location where the notice is to be delivered) that are holidays for national banks in the United States.

         4. The Parties agree that facsimile copies of this Agreement and any signature thereon shall be as legally binding and enforceable as the original or copy original of this Agreement or any signatures thereof.

         5. The Parties agree that this Agreement shall be construed in accordance with the laws of the State of Colorado and that exclusive jurisdiction and venue for any controversy, claim or suit arising out of or connected with this Agreement shall be in the courts located in Denver, Colorado.

         6. Nothing in this instrument shall be construed to obligate the Company to indemnify OraLabs or its officers, agents or directors with respect to any matter caused by PSHL, any of its Shareholders defined in the Exchange Agreement or any of their respective affiliates, officers, employees, agents, or representatives.

         7. The provisions of this instrument automatically expire and this instrument is then of no further force or effect as of the date that is twelve months after the Closing Date under the Exchange Agreement, except with respect to claims made under this instrument on or before said date.

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

PSHL:                              Partner Success Holdings Limited

                                   By:  /s/ Wo Hing Li
                                      ------------------------------------------
                                      Wo Hing Li, President and CEO

The Company:                       OraLabs, Inc.

                                   By:  /s/ Gary H. Schlatter
                                      ------------------------------------------
                                      Gary H. Schlatter, President

                                    EXHIBIT B

                        SHAREHOLDER REPRESENTATION LETTER